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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               EUFAULA BANCCORP, INC.
          -----------------------------------------------------------
                                (Name of Issuer)



                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                  -------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    29816N102
             ----------------------------------------------------
                                 (CUSIP NUMBER)



                      ROBERT M. DIXON, POST OFFICE BOX 280
                      Eufaula, Alabama 36072   (334)687-8204
                  -----------------------------------------------
                      (NAME, ADDRESS AND TELEPHONE NUMBER
                        OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                    AUGUST 19, 1997
             -----------------------------------------------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                 SCHEDULE 13D

CUSIP No.  29816N102                                          Page 2 of 2 Pages
         ---------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert M. Dixon
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF        262,251
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH           17,077
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   262,251
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   17,077
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     279,328
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.66
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                   Page 2 of 2

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     This Statement is filed by Robert M. Dixon, Chairman of the Board of
Directors of Eufaula BancCorp, Inc. (the "Company"). The Company is the issuer to which this Schedule 13D relates. The Company filed a registration statement on Form 10-SB on August 19, 1997.


Item 1.  Security and Issuer

         Common Stock
         Par Value $1.00 Per Share
         Eufaula BancCorp, Inc.
         218-220 Broad Street
         Eufaula, Alabama 36072

Item 2.  Identity and Background

         (a)  Robert M. Dixon

         (b)  M.C. Dixon Lumber Company
              Post Office Box 280
              Eufaula, Alabama 36072

         (c)  President, M.C. Dixon Lumber Company
              Post Office Box 280
              Eufaula, Alabama 36072

         (d)  Not Applicable.

         (e)  Not Applicable.

         (f)  United States.

Item 3.  Source and Amount of Funds or Other Consideration.

              Mr. Dixon beneficially owns 279,328 shares of Company Common Stock. Mr. Dixon also has acquired, and plans to continue to acquire, shares pursuant to the director stock purchase plan of the Company and through open market purchases. Such acquisitions will be made with personal funds.

Item 4.  Purpose of Transaction

              Mr. Dixon serves as Chairman of the Board of Directors of the Company and he has owned most of his shares of Company Common Stock for several years prior to the time the Company became a reporting company under the Securities Exchange Act of 1934. Mr. Dixon believes that the shares are a sound investment, and he plans to acquire additional shares in the future. Mr. Dixon has voted, and plans to continue to vote, his shares in favor of his election and the election of other management nominees to the board of directors of the Company.

Item 5.  Interest of Securities in the Issuer.

         (a) Mr. Dixon owns 279,328 shares representing 10.66 percent of the outstanding shares of the Company's common stock. Such shares include 12,983 shares owned by his wife, 4,094 out of 8,188 shares owned by the M.C. Dixon Testamentary Trust as to which Mr. Dixon serves as co-trustee with his brother, Michael C. Dixon, and 14,284 shares owned by the Janie D. Dixon trust, over which Mr. Dixon serves as trustee.

        (b) Mr. Dixon has sole power to vote and to dispose of such shares, except for shares owned by his wife, and shares owned by the trusts referred to in Item 5(a).

        (c) During the past 60 days, Mr. Dixon has acquired 19 shares at a price of $15.72 per share under the Company's director stock purchase plan. Mr. Dixon acquired 14,284 shares as trustee pursuant to a public offer of the Company's common stock on May 22, 1998, at a price of $14.00 per share.

        (d)   Not Applicable.

        (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

                    Mr. Dixon's brother, Michael C. Dixon, beneficially owns
              293,149 shares, representing 11.19 percent, of the Company's Common Stock. Such shares are not included in this Schedule 13D as shares beneficially owned by Robert M Dixon. Robert M. Dixon disclaims any beneficially ownership interest in the shares owned by his brother. Although it is likely that Robert M. Dixon and Michael C. Dixon would vote their shares of Company Common Stock similarly, they have no contracts, arrangements or commitments regarding the voting of their shares, except that each serves as a co-trustee of the M.C. Dixon Testamentary Trust which owns 8,188 shares of Company Common Stock and each person must agree as to how such trust will vote such shares. Michael C. Dixon is also filing a Schedule 13D representing the shares of Company Common Stock beneficially owned by him.

                                       3
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Item 7.  Material to be Filed as Exhibits.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         August 5, 1998.



         /s/ Robert M. Dixon
         -------------------
         Robert M. Dixon

                                       4